Exhibit 1

FOR IMMEDIATE RELEASE

Suncor Energy modifies bitumen reserve classification to probable from proved

Calgary, Alberta (January 20, 2005) – As a result of using year-end commodity pricing in the determination of proved reserves as required by U.S. Securities and Exchange Commission (SEC) regulations, 420 million barrels of Suncor Energy Inc.’s net in-situ bitumen reserves (345 million barrels on a synthetic crude oil equivalent basis) were considered to be uneconomic at December 31, 2004, due to the effect of unusually wide light/heavy crude oil differentials.

Accordingly, Suncor has reclassified all 420 million barrels of its opening net in-situ bitumen reserves, as adjusted for 2004 production, to probable from proved to reflect the decrease in year-end prices. The reserves reclassification does not impact the company’s reported results of operations or financial position at December 31, 2004.

Suncor is subject to Canadian disclosure rules in connection with the reporting of its reserves.  However, Suncor has received exemptive relief from Canadian securities administrators permitting it to report its proved reserves in accordance with U.S. disclosure practices and accordingly, the corresponding information prepared in accordance with National Instrument 51-101 standards may differ.  For additional information about Suncor’s exemptive relief see “Reliance on Exemptive Relief” in Suncor’s annual information form dated February 26, 2004 available on www.sedar.com.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include refining operations in Colorado and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia

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